2705Brown Trail, Suite 100
Bedford, Texas 76021
1-800-280-2404

September 6, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention:
Mr. Jay Ingram
Legal Branch Chief
Division of Corporation Finance
Washington, D.C. 20549

RE: Comment letter received on August 29, 2013 for Galenfeha, Inc. S-1, Amendment No. 2

Dear Mr. Ingram,

This letter is in response to comments we received from you in an email on August 29, 2013. We have updated our S-1 filing that addresses your comments per your request.

General

1.	With your next amendment, please file a marked version of your registration statement in accordance with Rule 310 of Regulation S-T.

RESPONSE: We apologize for the inconvenience and will file a marked version of the registration statement with this amendment.

2.

Please revise your prospectus throughout to make clear which of the assertions you make are based upon your belief and which have independent third party support. For example you state on page 18 that “[a f]ield test of the initial prototype will provide initial proof of concept allowing for the implementation of the technology on a much broader scale through the remainder of the year.” As another example you state repeatedly that your products will lower the cost and carbon footprint of your consumers, yet you present no information to support your assertion that you devices will either be cheaper, or that manufacturing them will entail a smaller carbon footprint, than the solar panel and lead-acid battery alternatives that you describe.

RESPONSE: We have reviewed and revised our registration statement to clearly annotate those assertions that are based on independent third party support and those assertions that we believe or expect to be true.

3.

We note your statement on page 4 relating to “[t]he first product [you] developed, GLFX 1, “ implies” that you have completed development of this product; however, you are still in the process of developing GLFX1. Please revise. You also make references to a second-generation product, when it appears that you have not yet completed development or commercialization of a first generation product. On page 18,you state that your website “has been designed to . provide video on the working prototype, detail on our products and services, as well as provide access to . . . financial information” but your website currently provides none of this. Please revise.

RESPONSE: We respectfully acknowledge the SEC’s comments and have changed the tense of our verbs throughout the filing to indicate that our product is still in the development stage and removed all references to future product development. Although our strategic plan is not based on a single product, and to compete effectively, continued research and development is required as ideas for new solutions are identified in areas of the energy market that are not currently being served. Also please note, that the name of our first product GLFX1 has been removed throughout the prospectus, as we have set to determine a permanent naming and part number convention.

4.

Please ensure that the information in your prospectus is current as of the filing date. For Example, on page 13 you state that your table of selling security holders is current as of June 30, 2013; however, your table reflects shareholders selling shares acquired subsequent to that date. As another example, on page 18, you state that you have spent approximately [sic] $3500 on developing [your] product.” This was the amount disclosed in your previous amendment; however it appears that development of your product has progressed substantially since the, implying further expenditures on product development. Similarly, on page 21, you refer to “one week of testing your product,” the same period of time referred in your last amendment, as well as anticipating completion o[of your R&D facility] by the second week of July. Please revise your prospectus throughout information as of the most recently practicable date.

RESPONSE: We have made the date modifications as requested, updated our expenditures, our timeline and other references or activities throughout the document to reflect the most recently practicable date.

5.

Please revise your prospectus throughout for consistency. For example, you repeatedly refer to anticipating the development of a working prototype and state that you expect to have a working model within 30 days of the date of this prospectus; however, elsewhere you state that you currently have a working prototype. Please revise.

RESPONSE: We have reviewed and revised our prospectus throughout for consistence as we discuss the development of our product, and the current stage of development.

6.	Please remove any reference to the ability of the selling shareholders, who you have designated a underwriters, to sell their shares under Rule 144.

RESPONSE: The references have been removed.

Prospectus Cover Page

7.

Please limit the information on the cover page to the information required by Item 501 of Regulation S-K. Please remove the disclosure relating to the determination of the offering price, the proceeds to the selling shareholders, and the method s of resale available to the selling shareholders.

RESPONSE: We have reviewed the information requirements outlined by Item 501 of Regulation S-K and removed the disclosures per your request.

Prospectus Summary, page 4

8.

Please revise to provide a more comprehensive description of the service or product you intend to offer the hydraulic fracturing market, the state of development your service or product is in, how it is being researched and developed, and the estimated timeframe and cost of getting your service or product to market.

RESPONSE: Upon reflection and your guidance in comment 3, we have elected to remove all references to our future product offering in this market as well as the market analysis on page. Our strategic plan accounts for many solutions for the energy industry, but we will postpone the discussion of new research projects until the timing right and resources are available.

9.

Please clarify the engineering services that you may provide your client, both here and on page 17. Also clarify the manner in which you will provide such services in light of the fact that you currently have one employee.

RESPONSE: Our engineering services are consultative in nature, as we seek to find solutions to our client’s issues. As and when the need arises, we will contract the engineering expertise needed for the job requirements. The solution could be bespoke, designed only for that client, or a more general solution, such as our first product, where the technology can be used globally. Our current engineering services will typically be limited to the training our distributor’s employees on the techniques of implementing our product.

Risk Factors, page 6

We could have unanticipated requirements for and there is uncertainty of access to additional capital, page 7.

10. Please refer to comment six of our letter dated August 12, 2013. You state here that your “only plan for raising additional funds is through affiliate contributions.” Please clarify the meaning of this term , and reconcile this statement with your statement earlier on this page that you will raise funds through private placements. In this regard, in your last amendment, you state that your only plan for raising additional funds was through “affiliate contributions,” yet you subsequently raised funds through private placements with individuals that are not affiliates.

RESPONSE: In this case “affiliates” means our officers and directors, who have agreed to contribute additional funds, if necessary. We have revised our registration statement to include the raising of funds through private placements to individuals who have approached us and with whom we have long standing relationships.

Our common stock is considered a penny stock, which may be subject to restrictions on marketability, so you may not be able to sell your shares, page 10.

11. Please be aware that whether your common stock is currently traded is not determinative or whether your stock is a penny stock. Please revise the first sentence of the first paragraph of this risk factor as appropriate.

RESPONSE: We have revised the first sentence that our stock is a peny stock, and the fact that it is traded or not traded is not determinative to its status. This sentence has been motified to not give indication that if our stock is traded, it will then not be considered a penny stock.

Description of the Business, page 15

12. Please revise this section to describe more fully the competitive and other challenges faced by your company, as well as your competitive advantages.

RESPONSE: We have revised this section to give a more complete and accurate description of our competitive challenges, and a more detailed description of obstacles we will be faced with in the future, as well as giving a more complete description of our competitive advantages.

Research and Development, page 15

13. Please disclose the amount spent thus far on research and development. See Item 101(h)(4)(x) of Regulation S-K. In addition we note your response to comment 18 of our letter dated August 12, 2013. Please disclose the amount that you owe Mr. Lafferty for his services developing your product.

RESPONSE: As of the date of this filing, we have spent approximately $12,000 in research, design and manufacturing of our first product. The estimated expense is well within the scope of our R&D expense budget. (Update the financials and notes to FS)

We have removed language regarding involvement with TL Endeavors. To date, we have not signed a contract with TL Endeavors, Inc. (Mr. Lafferty) for his services, nor have we received an invoice for his services to date, nor do we have any future agreements or commitments in place with Mr. Lafferty or TL Endeavors.

Potential Revenue, page 5

14. Please clarify your statement that Mr. Moore has “indicated that there are 2,000 new wells scheduled for production in the next twenty months.” Also clarify what the term “production” means, who owns these wells, and the overall relevance of this information. Please also clarify what you mean by your statement that Mr. Moore has agreed to allow you to field test your product on wells that are personally owned, and indicate whether you have any enforceable rights with regard to this agreement.

RESPONSE: To clarify our statement regarding the revenue potential for our product, we have added data from the Department of Energy’s EIA site that provides data on the number of active natural gas wells in the major production states. Texas has more than 100,990 wells and Louisiana has 21,000. Given Mr. Moore’s involvement in the oil and gas industry, his knowledge of 2,000 additional new wells is just an indication of the potential revenue in a small geographic segment.

Production refers to: new natural gas wells that will be begin delivering natural gas. The wells are owned by numerous individuals who use oil field services companies to install and maintain measurement equipment. The oil and gas services companies comprise our primary distribution network.

Trey Moore, as a director of our company, has agreed to allow us to “field test” our product on one of his own wells. Once the field test is complete, we will restore the pipeline to its original configuration. We expect the demonstration of the working prototype in “field testing” mode will enable us to garner contracts with several oil and gas field services companies.

Marketing and Distribution, page 16

15. In your discussion of anticipated trends in selling, general, and administrative costs in MD&A, please disclose in greater detail the timeframe within which you anticipate hiring employees that your refer to and the anticipated costs of doing so.

RESPONSE: All work that is not handled by our officers, directors and management will be outsourced to qualified professionals and consultants as deemed necessary. We intend to hire qualified employees and independent contract labor on an as needed basis as the project requirements will dictate the skills needed.

Competition, page 16

16. Please reconcile the first sentence under this heading with your discussion in the risk factor section of several large competitors and your reference to “competitor’s market share.” Please also disclose the information on the competitive conditions and basis of competition required by Item 101(h)(iv) of Regulation S-K.

RESPONSE: We have reconciled the first sentence as suggested, and have included a more comprehensive description of the risk factors associated with large competitors and their market share. We also provided disclosure on the completive conditions required by Item 101(h)(iv) of Regulation S-K.

Competitive Advantage, page 16

17. Please provide a more comprehensive discussion of your competitive advantages. For example, it is unclear which unique characteristics, not readily-achievable [sic] by other technologies” you refer to at the base of page 16. Similarly, you state under this heading that “[o]ur GFLX products are designed for application in remote locations.” Please revise to indicate how this is a competitive advantage. Please also remove your references to “products”, as you have yet to develop a single product.

RESPONSE: In this amended S-1/A, we have limited our discussion to the product and removed the plurals of the word product per your request. As to the Competitive Advantages, this section has been updated to

18. Please clarify you reference to the “elimination of historical equipment costs” in the first paragraph on page 17.

RESPONSE: In this case, we are referring only to the power supply needed to operate the computerized flow meters, which typically included the deep cycle lead-acid battery and the solar panel. We expect our solution to replace the current solar/battery configuration and save the client ---% in hard equipment costs, replacements and maintenance. We will revise our statement to “reduce” rather than eliminate historical equipment costs.

Contract Engineering Services, page 17

19. Please clarify the meaning of the first paragraph under this heading. You state that “[o]our first engineering services with Fleaux Services was a meeting with their management for a request to eliminate the batteries, solar panels and give them an option to sell more reliable fowl meter run.” It is unclear whether the “service you provided was simply a meeting with them, or whether you are in the process of developing a product to meet the needs you highlight here. Please clarify:

•	The relationship between this meeting and the development of your GFLX 1 product
•

What you mean when you state that you “took on this project gratis,” and whether the engineering services you refer to in the final sentence of the first paragraph under this heading will also be furnished “gratis”;

•	The scope of the project;
•	The expected costs of fulfilling the project;
•	Any contractual arrangements that may pertain to this project’
•	Any related party issues raised by the fact that the owner of Fleaux Services is one of your directors;
•	Whether the meeting with Mr. Moore, your director and the owner of Fleaux Services, was the July 8th, 2013 meeting with “[y]our first potential client” that you refer to throughout your prospectus.

RESPONSE: We have amended the language in this section to give a more descriptive and detailed outline of our relationship with Fleaux Services, including the information requested in this comment.

Market Analysis, page 17

20. Please provide a more comprehensive description of the various government-created financial incentives to encourage the use of alternative power services that you mention. Please also clarify the relevance of your discussion of fracking, as you have yet to begin development of any product that addresses issues raised by fracking.

RESPONSE: According to the DOE, there are state and federal regulations that provide financial incentives for utilities to purchase alternative power from non-utilities. We have included this data and the source in our amendment. Per your request and guidance in comment #2, we have elected to remove all references to future products and the market analysis that supports hydraulic fracking.

Market for Common Equity and Related Stockholder Matters, page 19

21. We reissue comment 22 of our letter dated June 19, 2013. Please revise to include the information required by Item 201(a)(2) of Regulation S-K. Also note that your response to comment 15 of our letter dated August 12, 2013 does not address the disclosure requirements of Item 201(a)(2) of Regulation S-K.

RESPONSE: We have reviewed Item 201(a)(2) of Regulation S-K and amended the information in this area to conform to requirements per the Commission’s request.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 21

22. Please disclose the material terms of your “collaboration” with TL Endeavors, Inc., as well as any interest TL Endeavors may retain in your completed product.

RESPONSE: There is no contract or agreement between TL Endeavors, Inc. for the assistance they have provided in the testing of our product. In addition TL Endeavors has no retained interest in the completed product. We have removed any type of language that could indicate any type of collaboration with TL Endeavors, or Mr. Lafferty.

23. Please advise us of the basis for the statement “[u]pon demonstration of a working model, we anticipate receiving a purchase order which will enable us to go into full production.” Please also advise whether there is an agreement to the effect that a larger purchase order will occur contingent upon demonstration of a working model, and whether such agreement would contemplate payment before delivery, such that the firm may engage in “full production.”

RESPONSE: We currently have no purchase order in place, nor have we disclosed that we have a purchase order in place. Our first customer has given us direction that our first product will be desirable with their clients. Management believes a purchase order from our first customer is necessary before we spend monies for full scale production, such as tooling, material purchase, and labor requirements. Historically, a purchase order is an agreement to purchase a product with a specific performance. If we receive a purchase order to deliver a product with a specific requirement and performance, Galenfeha will make investments in a limited production environment. The purchase order gives us a type of guarantee of payment for these investments as long as we deliver the product specified. The size of a purchase order will be dependent on the acceptance of our product.

Directors, Executive Officers, Promoter and Control Persons, page 22

James W. Ketner, page 22

24. Please advise us of the meaning of the statement that Mr. Ketner has directed companies “to achieve record profitability.”

RESPONSE: Through his efforts engineering and project management skills, his actions have kept projects on time and under budget, enabling many of these larger companies to achieve record profitability, however there are no financial records available to substantiate this claim and we have chosen to remove the phrase.

Recent Sale of Unregistered Securities, page 27

25. We note that your unregistered sales to Ms. Hinnant and Mr. Pagliaruli, Coughlin, and McLaughlin, as well as your second sale to Mr. Strain, occurred after the filing of your initial registration statement. In light of the fact that you were conducting concurrent private offerings during the pendency of your registration statement, please tell us why the registration statement should not be deemed to be a general solicitation of the investors in private offerings. Please refer to Interpretation 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations.

RESPONSE: The second sale to Mr. Strain was explained in our response to comment # in the correspondence dated July 20, 2013. Each of these individuals have had a long-standing relationship with either Mr. Ketner or the directors of the company and requested to invest in the company. It should by no means be considered a general solicitation according to the Interpretation 139.25 stating that when “there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.”

Exhibits, page 28

26. Please amend your filing to provide a consent from your auditor. We note that your auditors have chosen to make reference to the amendment number in their consent. We remind you that each time you update your filing you must ensure the amendment number on the face of your filing matches the amendment number referenced in the auditor’s consent.

RESPONSE: We will make the update for this amendment and future filings.

We have also enclosed a revised S-1 that reflects the changes noted above for your approval. Please feel free to contact me at any time if you require additional information, or have additional questions.

Kind regards,

/s/ James Ketner
James Ketner
President/CEO
Galenfeha, Inc.
www.galenfeha.com
1-800-280-2404